                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D





                    Under the Securities Exchange Act of 1934
                              (Amendment No.  __)*


                           Territorial Resources, Inc.
                                (Name of Issuer)



                           Common Stock (no par value)
                         (Title of Class of Securities)


                                   881469 10 0
                                 (CUSIP Number)



Brian A. Lingard, 1300 Main Street, Suite 1840, Houston, Texas 77002;
                                 (713) 658-0850
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 March 29, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                                             SCHEDULE 13D

- ------------------------------                                                                      -------------------------------
 CUSIP No. 881469 10 0                                                                                      Page    2    of 2 Pages
- ------------------------------                                                                      -------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 DENNIS M. BUCK
- ------------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /

                                                                                                                            (b) / /
- -----------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS*

                 OO
- ------------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /


- ------------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
- ------------------------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  1,889,763
                        ------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        8      SHARED VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING
        PERSON          ------------------------------------------------------------------------------------------------------------
         WITH              9      SOLE DISPOSITIVE POWER

                                  1,889,763
                        ------------------------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 1,889,763
- ------------------------------------------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         / /
- ------------------------------------------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7.25%
- ------------------------------------------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 IN
- ------------------------------------------------------------------------------------------------------------------------------------

                      "SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock, no par value (the "Territorial Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). The principal executive offices and mailing address of Territorial are 1300 Main Street, Suite 1840, Houston, Texas 77002.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is filed on behalf of Dennis M. Buck ("Buck"), whose residence address is 22626 Water Oak Trail, Tomball, Texas 77375. Buck's current principal occupation or employment is serving as Vice President of Exploration Associates, Inc., a Texas corporation ("EAI"), whose principal business is oil and gas exploration consulting and development and whose address is 450 Sam Houston Parkway, #140, Houston, Texas 77060. Mr. Buck also serves as a director of EAI and owns 50% of the outstanding shares of capital stock of EAI. Further, Mr. Buck serves as Vice President and a director of TRI Mongolia, Inc., a Texas corporation ("TRI") and a wholly-owned subsidiary of Territorial.

     During the last five years, Buck (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Buck is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the terms and provisions of a Plan and Agreement of Reorganization ("Acquisition Agreement"), dated as of March 12, 1996, by and among William C. Penttila, Dennis M. Buck, Michael C. Nemec, Thomas B. Patrick (collectively, the "Shareholders") and Territorial, Territorial acquired (the "Acquisition") on March 29, 1996, all of the outstanding shares of capital stock of TRI. In exchange therefor, Territorial issued on the date of such Acquisition an aggregate of 5,450,000 shares of Territorial Common Stock to the Shareholders, as the sole shareholders of TRI, as follows:


                                        NUMBER OF SHARES
                                   OF TERRITORIAL COMMON STOCK
               William C. Penttila      1,589,583
               Dennis M. Buck           1,589,583
               Michael C. Nemec         1,589,583
               Thomas B. Patrick          681,251
                                        ---------

               Total                    5,450,000

     In exchange therefor, each such Shareholder delivered the following number of shares of common stock of TRI to Territorial:

                                      NUMBER OF SHARES
                                    OF COMMON STOCK OF TRI
               William C. Penttila      4,585
               Dennis M. Buck           4,585
               Michael C. Nemec         4,585
               Thomas B. Patrick        1,966
                                       ------

               Total                   15,721

     In connection with the Acquisition Agreement, each Shareholder entered into a separate Pledge and Security Agreement (the "Pledge Agreement") with Territorial, pursuant to which among other things such Shareholder pledged all of the shares of Territorial received by him in connection with the Acquisition Agreement to secure certain indemnity and other obligations of such Shareholder in favor of Territorial set out in the Acquisition Agreement.

     In March 1996 Exploration Associates, L.L.C., a Texas limited liability company and the predecessor of TRI, distributed to the Shareholders the following shares of Territorial Common Stock previously held by Exploration Associates, L.L.C.:

                                        NUMBER OF SHARES
                                   OF TERRITORIAL COMMON STOCK
               William C. Penttila         300,180
               Dennis M. Buck              300,180
               Michael C. Nemec            252,765
               Thomas B. Patrick           121,875
                                           -------

               Total                       975,000

     As a result of the two transactions described above, Buck received an aggregate of 1,889,763 shares (collectively the "Shares") of Territorial Common Stock.

     Prior to and after the consummation of the Acquisition Agreement transactions, Mr. Penttila was, and remains, a director of Territorial. In addition, Messrs. Penttila, Buck and Patrick are also continuing as directors and officers of TRI. Mr. Penttila is also the President and a director of EAI, and owns 50% of the outstanding shares of capital stock thereof.


ITEM 4.   PURPOSE OF TRANSACTION

     Buck acquired the Shares for investment purposes.  See Item 3, above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of the class of securities identified pursuant to Item 1, above beneficially owned by Buck is 1,889,763 shares (previously defined as the "Shares") of Territorial Common Stock, which represents approximately 7.25% of the outstanding shares of Territorial Common Stock as of April 23, 1996. To Buck's best knowledge, the aggregate number of shares of Territorial Common Stock beneficially owned by all of the Shareholders is 6,425,000 shares, which represents approximately 24.65% of the outstanding shares of Territorial Common Stock as of April 23, 1996. Buck disclaims beneficial ownership of any shares of Territorial Common Stock owned by any of the other Shareholders.

     (b) Subject to the terms and provisions of the Pledge Agreement with respect to the 1,589,583 shares of Territorial Common Stock received by him in connection with the Acquisition, Buck has the sole power to vote and to dispose of the Shares. Similarly, subject to the terms and provisions of such Shareholder's Pledge Agreement with respect to the shares of Territorial Common Stock received in connection with the Acquisition, each of the other Shareholders has the sole power to vote and to dispose of the shares of Territorial Common Stock acquired by him in connection with the Acquisition Agreement.

     (c)  Not applicable.

     (d) Not applicable, other than with respect to the Pledge Agreement to which Buck is a party as it relates to the 1,589,583 shares of Territorial Common Stock received by Buck in connection with the Acquisition, as described in Item 3, above.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable, other than with respect to the Pledge Agreement to which Buck is a party as it relates to the 1,589,583 shares of Territorial Common Stock received by Buck in connection with the Acquisition, as described in Item 3, above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.1 Plan and Agreement of Reorganization, dated as of March 12, 1996, by and among William C. Penttila, Dennis M. Buck, Michael C. Nemec, Thomas B. Patrick and Territorial Resources, Inc.

     Exhibit 99.2 Pledge and Security Agreement, dated March 29, 1996, by and between Dennis M. Buck and Territorial Resources, Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 23, 1996


/s/Dennis M. Buck
- -------------------------------

DENNIS M. BUCK